Exhibit 99.1

Press Release

Cadeler Signs Offshore Wind Turbine Installation Contract for the Vessel Wind Scylla with an Undisclosed Client

Copenhagen, March 27, 2024: The contract entails Cadeler’s wind farm installation vessel Wind Scylla and has a value between USD 75 million and USD 150 million, including both the firm period and potential options. Signing of the contract reinforces Cadeler’s position as a key player in the renewable offshore wind energy sector and captures synergies by aiming to lower project-related costs.

Mikkel Gleerup, CEO of Cadeler, says, “This contract showcases Cadeler’s commitment to providing fleet flexibility to our trusted clients, optimizing the chances of project success and completion within time and budget. With our growing fleet of state-of-the-art wind farm installation vessels, Cadeler offers installation solutions to take on the most challenging and complex projects in offshore wind energy.”

The installation work is set to commence in 2025. During the project duration, spanning between 300 and 550 days, the client will utilize Cadeler’s unique team and fleet expertise to complete the work.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com